Exhibit 1.01

Mattson Technology, Inc
Conflict Minerals Report
For the Year Ended December 31, 2013

Pursuant to the U.S. Securities and Exchange Commission’s (“SEC”) Rule 13p-1 under the Securities Exchange Act of 1934, we are filing this Conflict Minerals Report for calendar year 2013.

Rule 13p-1 imposes new reporting obligations for SEC registrants whose manufactured products contain conflict minerals, which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products. If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Conflict Minerals Report was not audited by an independent private sector auditor, as permitted under the provisions of Rule 13p-1.

1.	Company Overview

Mattson Technology, Inc. (“Mattson Technology,” also referred to as the “Company,” “we,” “us,” or “our”) designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits (“IC”). We are a supplier of plasma and rapid thermal processing equipment to the global semiconductor industry, and operate in three primary product sectors: Dry Strip, Etch, Rapid Thermal Processing (“RTP”) and Millisecond Anneal.

2.	Product Overview

Our products are classified into the following categories:

•	Dry Strip

Dry strip is the removal of the masking layers from the wafer after the patterning process has been completed for that step of IC manufacturing. The objective is to eliminate the masking material from the wafer as quickly as possible, without allowing any surface materials to become damaged. Our dry strip product includes the SUPREMA system.

•	Etch

Etching is the process of selectively removing mask-patterned materials from the wafer's surface to create desired patterns on the wafer's surface. Plasma etch is the use of a radio frequency ("RF") excited plasma to produce chemically reactive species from various gases. The reactive plasma is exposed to the wafer surface and etches away the material not protected by a masking layer. Our plasma etch products include the paradigmE, paradigmE XP and Alpine systems.

•	Rapid Thermal Processing (conventional)

Conventional RTP refers to a semiconductor manufacturing process that heats silicon wafers to high temperatures (up to 1200°C or greater) using high intensity lamps on a timescale of several seconds or less to set the electrical properties of the semiconductor devices. RTP consists of heating a single wafer at a time in order to affect its electrical properties. The single-wafer approach allows for faster wafer processing with shorter annealing times from less than one second to three minutes, and more precise control of the annealing profile and process parameters on the wafer. Our conventional RTP products include the Helios and Helios XP systems.

•	Millisecond Anneal (“MSA”)

MSA refers to a semiconductor manufacturing process that heats silicon wafers to high temperatures (up to 1200°C or greater) on a millisecond timescale of 10 milliseconds or less to set the electrical properties of the semiconductor devices. MSA consists of rapidly heating the top surface of a wafer for extremely short times in order to affect its electrical properties only near that top surface without increasing the temperature of the rest of the wafer, which could cause adverse effects on the overall IC device performance. Our MSA product includes the Millios system.

3.	Reasonable Country of Origin Inquiry (“RCOI”)

During 2013, we determined that certain of our products were likely to contain conflict minerals due to the presence of such minerals in components and sub-assemblies obtained from suppliers. Supplier components and sub-assemblies are used in the manufacturing and support of our semiconductor wafer processing equipment.

We performed a good faith RCOI, which is a process designed to determine whether any of the components or sub-assemblies obtained from our suppliers contained conflict minerals, and the origin of those conflict minerals. As part of our RCOI, we distributed a template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) to our active suppliers of components or sub-assemblies potentially containing conflict minerals. We surveyed over 400 suppliers and received responses from most of our suppliers. However, based on a lack of information from the responses from our suppliers, or in some cases the lack of responses from our supply chain, we were unable to determine the origin of 3TG conflict minerals used within our products and we were unable to determine and to describe all facilities used to process any such 3TG conflict minerals.

4.	Due Diligence

Our due diligence efforts were based on the international due diligence framework developed by the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. We undertook the following due diligence efforts:

•	Established a cross-functional conflict minerals project team, which includes exception reporting to executive level management.

•	Created a Conflict Minerals Policy, which is publicly available on our website: http://www.mattson.com.

•	Compiled a list of all active suppliers who provide components or sub-assemblies that are used in the manufacturing or support of our products.

•	Submitted the EICC/GeSI template to each supplier of components or sub-assemblies potentially containing conflict minerals.

•
Reviewed and evaluated supplier responses, including comparing the smelters identified in the templates against the list of smelters which were identified as “conflict free” by the EICC/GeSI Conflict Free Sourcing (“CFS”) program. If responses were incomplete or unclear, we followed-up with the respective supplier.

5.	Future Risk Mitigation

In calendar year 2014, we intend to perform similar due diligence procedures as performed in calendar year 2013. In addition, we intend to look for opportunities to improve our supply chain communications and response rates and enhance our reliability on such responses. We intend to leverage new information collection through independent conflict free smelter validation programs like the CFS. In addition, as and when required, we intend to engage with an independent auditor to audit our conflict minerals reporting compliance.

Forward-Looking Statements
This Conflict Minerals Report contains forward-looking statements. These statements include statements regarding Mattson’s goals for its conflict minerals policy; the actions that Mattson intends to take to improve transparency and reporting; and Mattson’s intention to obtain a third party independent audit of its due diligence process and compliance efforts. All forward-looking statements involve risk and uncertainty. When considering these statements, you should also consider the important factors described in reports and documents Mattson files from time to time with the Securities and Exchange Commission, including the factors described under the sections titled “Risk Factors” in Mattson’s most recently submitted Annual and Quarterly Reports on Forms 10-K and 10-Q, respectively. Except as required by law, Mattson disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.